SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.    )

SPECIAL OPPORTUNITIES FUND, INC.
(f/k/a Insured Municipal Income Fund Inc.)
(Name of Subject Company (issuer))

SPECIAL OPPORTUNITIES FUND, INC.
(f/k/a Insured Municipal Income Fund Inc.)
(Names of Filing Persons (offerer and issuer))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

84741T104
(CUSIP Number of Class of Securities)

Attn: Phillip Goldstein, Chairman
Special Opportunities Fund, Inc.
615 E. Michigan St., 2nd Floor
Milwaukee, Wisconsin 53202
(877) 607-0414

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:
Thomas R. Westle
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5239

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$ 220,465,629.56 (a)	$15,719.20 (b)

(a)           Calculated as the aggregate maximum purchase price to be paid for 15,471,272 Shares in the Offer, based upon a price of $15,719.20 (99.5% the net asset value per share at December 18, 2009).
(b)           Calculated as 100% of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]           third-party tender offer subject to Rule 14d-1.

[X]           Issuer tender offer subject to Rule 13e-4.

[_]           going-private transaction subject to Rule 13e-3.

[_]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [__]

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Special Opportunities Fund, Inc. (the “Fund”), a Maryland corporation, to purchase for cash up to 75% of its outstanding shares, or 15,471,272 of the Fund’s issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 23, 2009, and the related Letter of Transmittal, which are filed as exhibits to this Issuer Tender Offer Statement on Schedule TO. In accordance with the rules of the Securities and Exchange Commission (the “Commission”), the Fund may purchase additional shares not to exceed 2% of the outstanding shares (approximately 412,567 shares) without amending or extending the offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated December 23, 2009.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Stockholders.
(a)(1)(vi)	Press Release, dated December 23, 2009.
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

v

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Special Opportunities Fund, Inc.

By:	/s/ Andrew Dakos
Name:	Andrew Dakos
Title:	President

Dated:  December 23, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Exhibit No. In Filing

(a)(1)(i)	Offer to Purchase, dated December 23, 2009	99.(a)(1)(i)

(a)(1)(ii)	Letter of Transmittal	99.(a)(1)(ii)

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	99.(a)(1)(iii)

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	99.(a)(1)(iv)

(a)(1)(v)	Letter to Stockholders	99.(a)(1)(v)

(a)(1)(vi)	Press Release, dated December 23, 2009	99.(a)(1)(vi)